Exhibit (11)

July 15, 2010

Putnam New Opportunities Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam New Opportunities Fund (“New Opportunities Fund”) in connection with the Registration Statement of New Opportunities Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of New Opportunities Fund with Putnam Vista Fund (“Vista Fund”) and the issuance of shares of New Opportunities Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization between New Opportunities Fund and Vista Fund (the “Agreement”).

We have examined New Opportunities Fund’s Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts, as well as New Opportunities Fund’s Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. New Opportunities Fund is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by New Opportunities Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

New Opportunities Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for New Opportunities Fund’s obligations. However, New Opportunities Fund’s Agreement and Declaration of Trust disclaims shareholder liability for its acts or obligations and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by New Opportunities Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of New Opportunities Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk that a shareholder may incur financial loss on account of being a shareholder of New Opportunities Fund is limited to circumstances in which New Opportunities Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP